microphase corporation

100 TRAP FALLS ROAD EXTENSION, SUITE 400

SHELTON, CONNECTICUT 06484

November 22, 2016

Tim Buchmiller

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Microphase Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 9, 2016
File No. 000-55382

Dear Mr. Buchmiller:

By letter dated November 22, 2016, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Microphase Corporation (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed on November 9, 2016. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Purpose and Effect of the Reincorporation, page 5

1.	We note your response to prior comment 1 but do not see related disclosure in your proxy statement. Please revise your proxy statement disclosure as appropriate. Also, it appears from your response and your disclosure that you will effect a 1 for 3 reverse stock split for the Connecticut corporation and then reincorporate the Connecticut corporation into a Delaware corporation using an exchange ratio of 1 shares of the Delaware corporation for each 3 shares of the Connecticut corporation. If so, please tell us how to reconcile the effects of the reverse stock split and the exchange ratio for the reincorporation to the numbers that appear on page 9 of your proxy statement under the headings “Issued Shares” in the table entitled “Post-reincorporation and Reverse Stock Split” or revise your disclosure as appropriate.

Response: The proxy statement has been revised to clarify that the exchange ratio is one share of the Delaware corporation for each three shares of the Connecticut corporation, and that there is no separate reverse stock split.

2.	We note that your summary is “qualified in its entirety by reference to the full text of the Delaware General Corporation Law and the Connecticut Business Corporation Act.” You may not qualify your disclosure by reference to state statutes. Please revise your disclosure accordingly.

Response: The above-referenced disclosure has been revised to remove such qualification.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Necdet Ergul

Necdet Ergul

Chief Executive Officer

Microphase Corporation

100 Trap Falls Road Extension

Suite 400

Shelton, Connecticut 06484